SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2005

Commission File Number 1-14493

TELESP CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Telesp Cellular Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Telesp Celular Participações S.A. and Subsidiaries

Financial Statements

for the Six-month Period Ended June 30, 2005 and Independent Auditors' Review Report

Deloitte Touche Tohmatsu Auditores Independentes

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT AUDITORS' REVIEW REPORT

To the Management and Shareholders of

Telesp Celular Participações S.A.

São Paulo - SP

1. We have performed a special review of the Quarterly Information of Telesp Celular Participações S.A. and subsidiaries referring to the quarter and six-month period ended June 30, 2005, prepared under the responsibility of management and according to Brazilian accounting practices, consisting of the balance sheets, individual and consolidated, the related statements of operations and the performance report .

2. We conducted our review in accordance with the specific standards established by Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council, and consisted principally of: (a) inquiries of and discussions with the persons responsible for the accounting, financial and operating areas of the Company and its subsidiaries as to the criteria adopted in preparing the Quarterly Information; and (b) review of the information and subsequent events that had or might have had material effects on the financial position and results of operations of the Company and its subsidiaries .

3. Based on our special review, we are not aware of any material modifications that should be made to the above-mentioned Quarterly Information for it to be in conformity with Brazilian accounting practices and standards established by the Brazilian Securities Commission, specifically applicable to the preparation of the mandatory Quarterly Information .

4. We had previously reviewed the individual and consolidated balance sheets as of March 31, 2005 and the individual and consolidated statements of operations for the quarter and six-
-month period ended June 30, 2004, presented for comparative purposes , on which we issued unqualified special review reports, dated April 25, 2005 and July 22, 2004, respectively.

5. The accompanying financial statements have been translated into English for the convenience of readers outside Brazil .

São Paulo , July 25, 2005

DELOITTE TOUCHE TOHMATSU	José Domingos do Prado
Auditores Independentes	Engagement Partner

TELESP CELULAR PARTICIPAÇÕES S.A.

BALANCE SHEETS AS OF JUNE 30 AND MARCH 31, 2005
(In thousands of Brazilian reais - R$)

ASSETS	Company		Consolidated
	06.30.05	03.31.05	06.30.05	03.31.05

CURRENT ASSETS
Cash and cash equivalents	1,442	1,009	61,635	39,310
Financial investments	21,562	280	1,057,506	938,792
Trade accounts receivable, net	-	-	1,552,603	1,518,185
Inventories	-	-	335,424	382,759
Advances to suppliers	-	1	37,242	41,936
Interest on capital and dividends	62,114	239,822	-	-
Deferred and recoverable taxes	18,010	119,185	832,575	901,026
Prepaid expenses	807	807	265,838	325,022
Derivative contracts	-	43	17	93
Other assets	14,717	14,138	124,440	124,497
	118,652	375,285	4,267,280	4,271,620

NONCURRENT ASSETS
Deferred and recoverable taxes	330,358	214,634	1,284,182	1,230,561
Derivative contracts	-	-	305,060	385,553
Prepaid expenses	3,743	1,184	30,483	27,096
Other assets	1,946	1,946	75,536	74,498
	336,047	217,764	1,695,261	1,717,708

PERMANENT ASSETS
Investments	7,436,466	7,569,470	1,862,893	1,960,180
Property, plant and equipment, net	336	379	5,771,369	5,750,635
Deferred charges, net	-	-	200,700	212,425
	7,436,802	7,569,849	7,834,962	7,923,240

TOTAL ASSETS	7,891,501	8,162,898	13,797,503	13,912,568

LIABILITIES AND SHAREHOLDERS' EQUITY	Company		Consolidated
	06.30.05	03.31.05	06.30.05	03.31.05

CURRENT LIABILITIES
Payroll and related accruals	815	1,368	66,918	74,017
Trade accounts payable	11,771	13,109	1,408,455	1,338,203
Taxes payable	464	684	329,331	302,245
Loans and financing	811,028	1,855,953	1,623,889	3,140,145
Interest on capital and dividends	-	-	81,228	82,281
Reserve for contingencies	63,068	61,164	139,794	130,083
Derivative contracts	302,601	170,857	418,712	272,624
Other liabilities	22,673	159	193,670	102,938
	1,212,420	2,103,294	4,261,997	5,442,536

LONG-TERM LIABILITIES
Loans and financing	1,992,151	1,131,594	3,255,641	2,074,978
Reserve for contingencies	247	-	207,626	202,612
Taxes payable	-	-	176,225	185,158
Derivative contracts	155,492	118,376	293,307	155,871
Other liabilities	-	-	39,221	39,392
	2,147,890	1,249,970	3,972,020	2,658,011

MINORITY INTERESTS	-	-	1,032,169	1,002,261

SHAREHOLDERS' EQUITY
Capital	6,427,557	6,427,557	6,427,557	6,427,557
Capital reserves	1,035,991	1,035,991	1,035,991	1,035,991
Accumulated losses	(2,932,510)	(2,654,067)	(2,932,510)	(2,654,067)
	4,531,038	4,809,481	4,531,038	4,809,481

FUNDS FOR CAPITALIZATION	153	153	279	279

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	7,891,501	8,162,898	13,797,503	13,912,568

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF OPERATIONS
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2005 AND 2004
(In thousands of Brazilian reais - R$, except for loss per thousand shares)

	Company		Consolidated
	06.30.05	06.30.04	06.30.05	06.30.04

GROSS OPERATING REVENUE
Telecommunications services	-	-	3,998,488	3,802,902
Sales of products	-	-	915,327	877,182
	-	-	4,913,815	4,680,084
Deductions from gross revenue	-	-	(1,287,039)	(1,122,186)

NET OPERATING REVENUE	-	-	3,626,776	3,557,898
Cost of services provided	-	-	(873,764)	(796,450)
Cost of products sold	-	-	(806,114)	(764,509)

GROSS PROFIT	-	-	1,946,898	1,996,939

OPERATING REVENUES (EXPENSES)
Selling expenses	-	-	(1,130,512)	(813,525)
General and administrative expenses	(4,163)	(3,674)	(289,477)	(321,753)
Other operating expenses	(177,706)	(94,187)	(295,796)	(178,372)
Other operating revenue	700	728	131,544	65,509
Equity pick-up	87,812	332,294	-	-
	(93,357)	235,161	(1,584,241)	(1,248,141)

OPERATING INCOME (LOSS) BEFORE FINANCIAL EXPENSES	(93,357)	235,161	362,657	748,798
Financial expenses	(465,720)	(572,715)	(996,249)	(840,742)
Financial income	182,705	231,591	531,421	340,175

OPERATING INCOME (LOSS)	(376,372)	(105,963)	(102,171)	248,231
Nonoperating income, net	22	3,387	5,637	719

INCOME (LOSS) BEFORE TAXES AND MINORITY INTERESTS	(376,350)	(102,576)	(96,534)	248,950
Income and social contribution taxes	-	-	(190,710)	(181,809)
Minority interests	-	-	(89,106)	(169,717)

LOSS FOR THE PERIOD	(376,350)	(102,576)	(376,350)	(102,576)

LOSS PER THOUSAND SHARES - R$	(0.3212)	(0.2238)

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELESP CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2005

(In thousands of Brazilian reais - R$, unless otherwise indicated)

1.  OPERATIONS

Telesp Celular Participações S.A. ("TCP" or the "Company") is a publicly-traded company which, as of June 30, 2005, is controlled by Brasilcel N.V. (59.883% of total capital) and Portelcom Participações S.A. (5.821% of total capital), which is a wholly-owned subsidiary of Brasilcel N.V.

Brasilcel N.V. is jointly controlled by Telefónica Móviles, S.A. (50% of total capital), PT Móveis, Serviços de Telecomunicações, SGPS, S.A. (49.999% of total capital), and Portugal Telecom, SGPS, S.A. (0.001% of total capital).

TCP controls the operators Telesp Celular S.A. ("TC"), Global Telecom S.A. ("GT") and Tele Centro Oeste Celular Participações S.A. ("TCO"), which provide mobile telephone services in the States of São Paulo, Paraná and Santa Catarina and the Federal District, respectively, including activities necessary or useful to perform the services, in accordance with the licenses granted to them.

The licenses granted to TC, GT and TCO are valid until August 5, 2008, April 8, 2013 and July 24, 2006, respectively, and are renewable once only for a 15-year period, by means of the payment of charges equivalent to approximately 1% of the annual billing of the operators.

Additionally, TCO fully controls the following operators:

Operator	TCO interest - %	Operating area	Term of license

Telegoiás Celular S.A.	100	Goiás and Tocantins	10.29.08
Telemat Celular S.A.	100	Mato Grosso	03.30.09
Telems Celular S.A.	100	Mato Grosso do Sul	09.28.09
Teleron Celular S.A.	100	Rondônia	07.21.09
Teleacre Celular S.A.	100	Acre	07.15.09
Norte Brasil Telecom S.A. (NBT)	100	Amazonas, Roraima, Amapá, Pará and Maranhão	11.29.13

The business of the subsidiaries, including the services they may provide, is regulated by the National Telecommunications Agency (ANATEL), the telecommunications regulatory agency, in accordance with Law No. 9,472, of July 16, 1997 , and respective regulations, decrees, rulings and plans.

Increase in the interest in TCO

On October 8, 2004 , the Voluntary Public Stock Offer ("OPA") was completed for the acquisition of TCO's preferred shares by TCP. The total settlement of the OPA represented 32.76% of all preferred shares, the amount of R$901.5 million having been paid. As a result of this acquisition, TCP now holds 90.22% of the voting capital of TCO (51.42% of total capital).

2.  PRESENTATION OF THE FINANCIAL STATEMENTS

The individual (Company) and consolidated quarterly information ("ITR") is presented in thousands of Brazilian reais and was prepared in accordance with Brazilian accounting practices, which include the accounting practices derived from Brazilian corporate law, regulations applicable to the public telecommunications service concessionaires and accounting regulations and procedures established by the Brazilian Securities Commission (CVM).

The consolidated ITR include, in addition to the Company's balances and transactions, the balances and transactions of the subsidiaries TC, GT and TCO and subsidiaries and of the indirect subsidiaries Telesp Celular International Ltd. and Telesp Celular Overseas. In the consolidation, all the balances and transactions between the companies stated above were eliminated.

These ITR were prepared in accordance with principles, practices and criteria consistent with those adopted in preparing the financial statements of the last fiscal year and should be analyzed together with those statements.

The financial statements referring to March 31, 2005 and June 30, 2004 were reclassified, where applicable, for comparison purposes.

3.  FINANCIAL INVESTMENTS

	Company		Consolidated
	06.30.05	03.31.05	06.30.05	03.31.05

Financial investments	21,562	280	1,057,506	938,792

The short-term financial investments refer principally to fixed-income investments which are indexed to interbank deposit (CDI) rates.

As of June 30, 2005 , the subsidiary TCO had financial investments of R$124,848 pledged in guarantee of lawsuits.

4.  TRADE ACCOUNTS RECEIVABLE, NET

	Consolidated
	06.30.05	03.31.05

Unbilled amounts	202,295	194,609
Billed amounts	794,544	696,281
Interconnection	429,555	554,620
Products sold	284,873	206,219
Allowance for doubtful accounts	(158,664)	(133,544)
Total	1,552,603	1,518,185

No customers have contributed with more than 10% of the net accounts receivable as of June 30 and March 31, 2005 , except for the amounts receivable from Telecomunicações de São Paulo S.A. - TELESP, which represent, respectively, 12% and 21% of the net consolidated accounts receivable on those dates.

The movements of the allowance for doubtful accounts are as follows:

	Consolidated
	2005	2004

Balance at the beginning of the year	169,685	135,841
Additions in the 1 st quarter	52,988	33,645
Write-offs in the 1 st quarter	(89,129)	(27,891)

Balances as of March 31	133,544	141,595

Additions in the 1 st and 2 nd quarters	88,516	45,370
Write-offs in the 1 st and 2 nd quarters	(63,396)	(33,351)

Balances as of June 30	158,664	153,614

5.  INVENTORIES

	Consolidated
	06.30.05	03.31.05

Mobile handsets	370,916	396,260
Accessories and others	5,201	22,767
(-) Allowance for obsolescence	(40,693)	(36,268)
Total	335,424	382,759

6.  DEFERRED AND RECOVERABLE TAXES

	Company		Consolidated
	06.30.05	03.31.05	06.30.05	03.31.05

Prepaid income and social contribution taxes	310,528	295,874	374,514	405,694
Withholding income tax	393	335	67,726	60,319
ICMS (State VAT)	-	-	224,148	248,109
Recoverable PIS and COFINS (taxes on revenue)	37,028	37,191	144,340	136,746
Other recoverable taxes	-	-	1,655	3,847
Total of recoverable taxes	347,949	333,400	812,383	854,715

Deferred income and social contribution taxes	419	419	1,261,168	1,258,192
ICMS to be appropriated	-	-	43,206	18,680
Total	348,368	333,819	2,116,757	2,131,587

Current	18,010	119,185	832,575	901,026
Noncurrent	330,358	214,634	1,284,182	1,230,561

Deferred income and social contribution taxes are mainly comprised of:

	Company		Consolidated
	06.30.05	03.31.05	06.30.05	03.31.05

Merged tax credit (corporate restructuring)	-	-	879,774	932,465
Tax credits:
Obsolescence	-	-	11,303	10,059
Contingencies	-	-	82,304	78,187
Doubtful accounts	-	-	44,011	36,600
Customer loyalty program	-	-	2,781	1,902
Employees' profit sharing	-	-	4,720	8,031
Other	-	-	61,630	19,317
Income tax on PIS/COFINS and CIDE	-	-	7,899	7,857
Tax loss carryforwards	419	419	166,746	163,774
Total deferred taxes	419	419	1,261,168	1,258,192

Current	419	419	412,925	349,595
Noncurrent	-	-	848,243	908,597

Deferred taxes have been recorded based on the assumption of their future realization, as follows:

a)  Tax loss carryforwards : principally of the subsidiary TC, will be offset up to a limit of 30% per year of taxable income for the next few years. This subsidiary, based on projections of future results, estimates that its tax loss carryforwards will be fully set off in two years.

b)  Merged tax credit : consists of the net balance of goodwill and reserve for maintaining the integrity of shareholders' equity (Note 28) and is realized proportionally to the amortization of the goodwill of the subsidiaries, with terms of five to ten years. Studies by external consultants used in the corporate restructuring process supported recovery of the amount within this term.

c)  Temporary differences : will be realized upon the payments of accruals, the effective losses on bad debts and the realization of inventories.

At the end of the 2004 fiscal year, the Company prepared technical feasibility studies, approved by the Board of Directors, which indicate full recovery of the deferred taxes recognized, as determined by CVM Resolution No. 371. Management did not identify any changes that could affect the conclusion of these studies.

The Company and its subsidiaries GT and TCO IP did not recognize deferred income and social contribution on tax losses and temporary differences, due to the lack of projections of taxable income to be generated in the short term.

7.  PREPAID EXPENSES

	Company		Consolidated
	06.30.05	03.31.05	06.30.05	03.31.05

FISTEL fees	-	-	215,055	271,925
Advertising	-	-	35,335	57,721
Insurance premiums	-	-	250	396
Financial charges	4,550	1,991	5,410	3,114
Commercial incentives	-	-	5,870	6,519
Rents	-	-	20,543	6,101
Other	-	-	13,858	6,342
Total	4,550	1,991	296,321	352,118

Current	807	807	265,838	325,022
Noncurrent	3,743	1,184	30,483	27,096

8.  OTHER ASSETS

	Company		Consolidated
	06.30.05	03.31.05	06.30.05	03.31.05

Escrow deposits	-	-	78,417	77,193
Advance for share purchase	-	-	15,584	15,584
Advances to employees	95	109	9,862	11,698
Receivable from Group companies	14,331	13,695	27,121	25,295
Credits with suppliers	-	-	35,079	27,640
Prepaid subsidies for products	-	-	28,041	32,631
Other assets	2,237	2,280	5,872	8,954
Total	16,663	16,084	199,976	198,995

Current	14,717	14,138	124,440	124,497
Noncurrent	1,946	1,946	75,536	74,498

9.  INVESTMENTS

a)  Participation in subsidiaries

Investees	Common stock interest - %	Preferred stock interest - %	Total interest - %

Telesp Celular S.A.	100.00	-	100.00
Global Telecom S.A.	100.00	100.00	100.00
Tele Centro Oeste Celular Participações S.A.	90.22	32.76	51.42

The treasury shares are excluded in calculation of the participation in TCO.

b)  Number of shares held

	(Stated in thousands)
Investees	Common shares	Preferred shares	Total shares

Telesp Celular S.A.	83,155,768	-	83,155,768
Global Telecom S.A.	3,810	7,621	11,431
Tele Centro Oeste Celular Participações S.A.	37,194	28,084	65,278

c)  Information on subsidiaries

	Shareholders' equity as of		Net profit (loss) as of
Investees	06.30.05	03.31.05	06.30.05	03.31.05

Telesp Celular S.A.	3,057,656	3,080,627	91,139	114,110
Global Telecom S.A.	1,013,684	1,067,992	(97,630)	(43,321)
Tele Centro Oeste Celular Participações S.A.	2,625,175	2,563,638	183,409	121,913

d)  Breakdown and changes

The Company's investments include the equity interests in the direct subsidiaries, goodwill, advance for future capital increase and reserve for losses on investments and other investments, as shown below:

	Company		Consolidated
	06.30.05	03.31.05	06.30.05	03.31.05

Investments in subsidiaries	5,147,197	5,192,850	-	-
Goodwill on investment acquisitions, net	2,187,097	2,294,369	2,268,220	2,385,428
Advance for future capital increase	517,148	517,148	8,288	8,288
Provision for investment losses (a)	(415,079)	(435,000)	(415,079)	(435,000)
Other investments	103	103	1,464	1,464
Balance of investments	7,436,466	7,569,470	1,862,893	1,960,180

(a)  Reserves for investment losses were recorded due to GT's accumulated deficit and indebtedness as of December 31, 2002 and 2001.

Changes in investment balances of the subsidiary for the six-month periods ended June 30, 2005 and June 30, 2004 are as follows:

	2005				2004
Investments in subsidiaries	TC	GT	TCO	Total	Total

Opening balance	2,966,517	1,111,313	981,432	5,059,262	4,647,772
Increase in interest	-	-	-	-	11,669
Donations	-	-	115	115	-
Equity pick-up in the 1 st quarter	114,110	(43,321)	62,684	133,473	160,599
Closing balance as of March 31	3,080,627	1,067,992	1,044,231	5,192,850	4,820,040

Increase in interest	-	-	-	-	496,206
Distribution of interest on capital	-	-	-	-	(351,770)
Participation gains	-	-	8	8	1,291
Prescribed dividends and interest on capital in subsidiary	-	-	-	-	729
Equity pick-up in the 2 nd quarter	(22,971)	54,308 )	31,618	(45,661)	171,695
Closing balance of investment as of June 30	3,057,656	1,013,684	1,075,857	5,147,197	5,138,191

Goodwill on acquisition of	2005			2004
investments, net	GT	TCO	Total	Total

Opening balance	1,077,020	1,320,860	2,397,880	2,638,076
Increase in premium on purchase of interest	-	-	-	9,172
Write-off of goodwill	-	-	-	(1,260)
Amortization of goodwill	(29,599)	(73,912)	(103,511)	(43,767)
Final balance as of March 31	1,047,421	1,246,948	2,294,369	2,602,221

Transfer of goodwill to special reserve	-	-	-	(511,061)
Increase in premium on purchase of interest	-	-	-	13
Amortization of goodwill	(33,362)	(73,910)	(107,272)	(48,091)
Final balance as of June 30	1,014,059	1,173,038	2,187,097	2,043,082

	2005		2004
Advance for future capital increase	TCO	Total	Total

Opening balance	517,148	517,148	25,436
Increase in the capital of TCO due to tax benefit realized	-	-	(19,077)
Closing balance of investment as of March 31	517,148	517,148	6,359

Advance for future capital increase due to tax benefit in TCO	-	-	510,678
Closing balance of investment as of June 30	517,148	517,148	517,037

	06.30.05		06.30.04
Reserve for losses	GT	Total	Total

Opening balance	(449,615)	(449,615)	(449,615)
Amortization of losses of GT	14,615	14,615	-
Closing balance of investment as of March 31	(435,000)	(435,000)	(449,615)

Amortization of losses of GT	19,921	19,921	-
Closing balance of investment as of June 30	(415,079)	(415,079)	(449,615)

As from January 1, 2005, the goodwill paid on acquisitions by GT based on future profitability, totaling R$1,077,020, is being amortized over a ten-year period as from the acquisition date.

TC has investments in Telesp Celular International Ltd. and Telesp Celular Overseas, companies located abroad, for the purpose of obtaining and passing on funding through international loans. These subsidiaries are dormant.

On May 31, 2004, the tax benefit derived from the goodwill paid on the acquisition of TCO was transferred to that company and its subsidiaries. As a result, R$510,790 as of June 30, 2005 (R$510,678 as of June 30, 2004 ) was transferred as an advance for future capital increase, since shares will be issued in favor of TCP when this benefit is realized by TCO and its subsidiaries. The remaining goodwill, amounting to R$992,060, was based on future profitability and is being amortized over five years.

On March 30, 2004 , TCP increased its investment in TCO using part of the advance for future capital increase. The participation of minority shareholders in this capital increase resulted in the reimbursement of R$1,132 to TCP.

10.  PROPERTY, PLANT AND EQUIPMENT, NET

a)  Composition

		Consolidated
		06.30.05			03.31.05
	Annual depreciation rates - %	Cost	Accumulated depreciation	Net book value	Net book value

Transmission equipment	10.00 to 20.00	4,084,994	2,328,897	1,756,097	1,546,370
Switching equipment	10.00 to 20.00	1,925,199	856,384	1,068,815	939,236
Infrastructure	5.00 to 20.00	1,332,593	572,104	760,489	739,734
Land	-	48,266	-	48,266	48,264
Software use rights	20.00	1,429,281	790,015	639,266	559,698
Buildings	2.80 to 4.00	181,580	37,573	144,007	139,971
Terminals	66.67	455,382	312,899	142,483	130,862
Concession license	-	976,477	466,749	509,728	587,153
Other assets	10.00 to 20.00	535,253	255,270	279,983	206,854
Assets and construction in progress	-	422,235	-	422,235	852,493
Total		11,391,260	5,619,891	5,771,369	5,750,635

In the six-month period ended June 30, 2005, financial expenses incurred on loans, which are financing the construction in progress, were capitalized to the amount of R$5,868 (R$3,545 in the same period of 2004).

11.  DEFERRED CHARGES

	Annual
	amortization	Consolidated
	rates - %	06.30.05	03.31.05

Pre-operating expenses:
Amortization of license	10	80,496	80,496
Financial expenses	10	201,131	201,131
General and administrative expenses	10	71,624	71,624
		353,251	353,251

Goodwill - Ceterp Celular S.A.	10	84,265	84,265
Trade fund	(*)	15,672	15,517
Other	20	154	154
		453,342	453,187
Accumulated amortization:
Pre-operating		(204,739)	(195,789)
Goodwill - Ceterp Celular S.A.		(38,621)	(36,516)
Trade fund		(9,257)	(8,457)
Other		(25)	-
		(252,642)	(240,762)

Total deferred charges		200,700	212,425

(*) In accordance with contractual terms.

12.  TRADE ACCOUNTS PAYABLE

	Company		Consolidated
	06.30.05	03.31.05	06.30.05	03.31.05

Trade payables	11,728	13,063	898,757	755,375
Interconnections	-	-	81,879	119,929
Amounts to be transferred - SMP (*)	-	-	377,867	325,796
Technical assistance	-	-	34,803	36,597
Other	43	46	15,149	100,506
Total	11,771	13,109	1,408,455	1,338,203

(*) Refer to long-distance services to be passed on to the operators due to migration to the Personal Mobile Service (SMP) System.

13.  TAXES PAYABLE

	Company		Consolidated
	06.30.05	03.31.05	06.30.05	03.31.05

State VAT (ICMS)	-	-	366,886	359,483
Income and social contribution taxes	-	-	32,393	15,838
Taxes on revenue (PIS and COFINS)	450	669	63,484	70,464
FISTEL fees	-	-	6,331	5,877
FUST and FUNTTEL	-	-	4,245	3,950
Other	14	15	32,217	31,791
Total	464	684	505,556	487,403

Current	464	684	329,331	302,245
Noncurrent	-	-	176,225	185,158

Of the long-term portion, R$157,962 refers to the "ICMS - Programa Paraná Mais Emprego", an agreement made with the State of Paraná Government for deferral of ICMS payments. This agreement stipulates the ICMS due date as the 49 th month following that in which the ICMS is determined.

14.  LOANS AND FINANCING

a)  Debt composition

				Company		Consolidated
Description	Currency	Interest	Maturities	06.30.05	03.31.05	06.30.05	03.31.05

Financial institutions
Resolution No. 2,770 and No. 63	US$	1% p.a. to 9.8% p.a.	07.27.05 - 05.15.07	1,158,726	1,339,744	1,912,342	1,899,084
Resolution No. 2,770		¥1.4% p.a. to 2.25% p.a.	08.12.05 - 12.12.07	5,153	6,049	106,383	189,739
Debentures	R$	103.3% of CDI to l04.4% of CDI	08.01.08 - 05.01.15	1,512,364	500,000	1,512,364	500,000
Compror	US$	3.55% to 5% p.a.	11.03.05 - 04.09.07	-	-	136,907	146,206
Compror		¥1.4% p.a.	08.22.05	-	-	17,955	107,996
BNDES	URTJLP	URTJLP + 3.5% p.a. to 4.6% p.a. (*)	01.15.06 - 06.15.11	-	-	317,999	342,479
BNDES	UMBND	3.5% p.a. to 4.6% p.a.	10.15.07 - 07.15.11	-	-	57,388	70,479
BNDES	R$	100% Selic	12.15.05	-	-	91,427	121,902
Commercial Paper	US$	6.3% p.a. to 6.55% p.a.	09.24.07 - 12.28.07	-	-	211,536	239,958
Export Development Canada - EDC	US$	Libor + 3.9% p.a. to 5% p.a.	11.22.05 - 12.14.06	-	-	43,375	71,474

Promissory notes	R$	101.6% of CDI	05.25.05	-	1,000,000	-	1,000,000
Teleproduzir (a)	R$	0.2% p.m.	07.31.12	-	-	15,108	15,159
Other	R$	Column 20 FGV	10.31.08	-	-	1,521	1,424
Trade payables :
NEC do Brasil	US$	7.3% p.a.	11.29.05	-	-	3,184	7,224

Related parties :
Commercial paper	US$	Libor + 5% p.a.	07.29.05	-	-	282,048	319,944
Investment acquisition -TCO	R$	CDI + 1% p.a.	-	10,697	10,697	10,697	10,697

Interest				116,239	131,057	159,296	171,358
Total				2,803,179	2,987,547	4,879,530	5,215,123

Current				811,028	1,855,953	1,623,889	3,140,145
Noncurrent				1,992,151	1,131,594	3,255,641	2,074,978

(*) If the long-term interest rate (TJLP) exceeds 10% per year, the spread will be 6% per year.

(a)  Refers to the long-term portion of the benefit from the Teleproduzir Program, resulting from a cooperation agreement with the Goiás State Government for deferral of ICMS. This agreement establishes that the ICMS benefit calculated will be paid in 84 monthly installments, with a grace period of 12 months from the date of utilization of the credit, which occurred in July 2004.

b)  Repayment schedule

The long-term amounts have the following breakdown by year of maturity:

	06.30.05
Year	Company	Consolidated

2006	164,454	376,286
2007	299,446	1,261,410
2008	515,887	543,507
2009	202,473	226,618
2010	809,891	834,036
2011	-	13,456
After 2012	-	328
Total	1,992,151	3,255,641

c)  Restrictive covenants

GT has a loan with the National Economic and Social Development Bank (BNDES), the balance of which as of June 30, 2005 was R$216,086 (R$288,556 as of March 31, 2005). As of the same date, the subsidiary GT was in compliance with all covenants.

TCO has loans from the National Economic and Social Development Bank (BNDES) and Export Development Canada (EDC), the balances of which as of June 30, 2005 were R$110,146 and R$43,375 (R$124,400 and R$71,474 as of March 31, 2005), respectively. As of that date, the subsidiary TCO was in compliance with all covenants.

d)  Coverage

As of June 30, 2005, the Company and its subsidiaries had exchange contracts in the amounts of US$1,197,437 thousand, ¥5,898,930 thousand and €14,612 thousand, to hedge all their foreign-exchange liabilities. As of June 30, 2005, the Company and its subsidiaries had recorded an accumulated loss of R$406,942 (R$42,849 as of March 31, 2005) on these hedge operations, represented by an asset balance of R$305,077 (R$385,646 as of March 31, 2005), R$17 (R$93 as of March 31, 2005) under short-term, and R$305,060 (R$385,553 as of March 31, 2005) under long-term, and a liability balance of R$712,019 (R$428,495 as of March 31, 2005), comprising R$418,712 (R$272,624 as of March 31, 2005) under short-term, and R$293,307 (R$155,871 as of March 31, 2005) under long-term.

e)  Guarantees

Loans and financing of TC, in local currency, amounting to R$91,427, represent loans from the BNDES and are guaranteed by accounts receivable.

Loans and financing of GT, in local currency, amounting to R$216.086, represent loans guaranteed by pledging accounts receivable, which can be withheld optionally up to a limit of 300% of the monthly installment.

The TCO guarantees are as follows:

Banks	Guarantees

BNDES Operators TCO	15% of the receivables and CDB are pledged to an amount equivalent to the next installment coming due.

BNDES NBT	100% of the receivables and CDB are pledged to an amount equivalent to the next installment coming due during the first year and two installments coming due in the remaining period.

f)  Debentures

On August 1, 2004 the first public issue of debentures was renegotiated, comprising 5,000 (five thousand) simple unsponsored debentures, not convertible into shares, with a unit par value of R$100 (one thousand reais) maturing on August 1, 2008. The renegotiation was for the whole of the original issue, which occurred on August 1, 2003, at a rate of 104.6% of the CDI, and the extension of the term (renegotiated to August 1, 2007) was simultaneous with the reduction of the rate to 104.4% of the CDI.

In the ambit of the First Distribution of Marketable Securities Program for R$2,000,000 (two billion reais) announced on August 20, 2004, the Company issued debentures, on May 1, 2005, in the amount of R$1,000,000 (one billion reais) with a duration of ten years as from the issue date of May 1, 2005.

The offer consisted of the issue of 100,000 simple unsecured debentures, not convertible into shares, with a nominal unit value of R$10 (ten thousand reais), totaling R$1,000,000 (one billion reais), in two series, R$200,000 (two hundred million reais), in the first series, and R$800,000 (eight hundred million reais), with a final maturity of May 1, 2015. The debentures yield interest, with six-monthly payments, corresponding to 103.3% (first series) and 104.2% (second series) of the accumulated average daily one day Interfinancial Deposits - ID, outside the group extragrupo (ID rates), calculated and divulged by the Clearing House for Custody and Settlement (CETIP).

Remuneration of the debentures is scheduled for renegotiation on May 1, 2009 (first series) and May 1, 2010 (second series). Conservatively, the Company included in the above consolidated long-term maturities schedule the principal of the debentures in 2009 and 2010, the dates for renegotiation of the remuneration of the two series.

15.  OTHER LIABILITIES

	Company		Consolidated
	06.30.05	03.31.05	06.30.05	03.31.05

Premium on sale of call option	-	-	105,629	85,402
Accrual for customer loyalty program (a)	-	-	15,325	10,966
Other intercompany liabilities	28	159	9,287	6,861
Pension plan	-	-	358	530
Reverse split of shares (b)	22,645	-	64,474	-
Other	-	-	37,818	38,571
Total	22,673	159	232,891	142,330

Current	22,673	159	193,670	102,938
Noncurrent	-	-	39,221	39,392

(a)  The Company and its subsidiaries have fidelity programs, in which calls are transformed into points for future exchange for handsets. The accumulated points, net of redemptions, are provisioned considering historic redemption data, points generated and the average cost of a point.

(b)  Refers to the credit made available to shareholders who are beneficiaries of the excess shares resulting from the reverse split of the Company's capital shares (Note 18).

16.  RESERVE FOR CONTINGENCIES

The Company and its subsidiaries are parties to certain lawsuits involving labor, tax and civil matters, and recorded reserves in relation to the claims in which an unsuccessful outcome was classified as probable.

The breakdown of the reserves is as follows:

	Company		Consolidated
	06.30.05	03.31.05	06.30.05	03.31.05

Telebrás - TCO	-	-	119,176	116,487
Labor	247	-	20,261	19,471
Civil	-	-	53,457	44,403
Tax	63,068	61,164	154,526	152,334
Total	63,315	61,164	347,420	332,695

Current	63,068	61,164	139,794	130,083
Noncurrent	247	-	207,626	202,612

The changes in the reserve for contingencies in the six-month period ended June 30, 2005 are as follows:
	Company	Consolidated

Balance as of December 31, 2004	58,987	319,730
New provisions, net of reversals	247	16,577
Monetary variation	4,081	12,978
Payments	-	(1,865)
Balance as of June 30, 2005	63,315	347,420

16.1. Tax litigation

16.1.1. Probable loss

No significant new tax claims with a "probable" loss classification were filed in this semester. The evolution of the reserves for tax contingencies substantially corresponds to the monetary restatement of the reserves during the period .

16.1.2. Possible loss

No significant new tax claims with a "possible" loss classification were filed in this first semester. No significant alterations occurred in the claims indicated in this report since the last fiscal year .

16.2. Telebrás - TCO

The evolution of this reserve during the quarter corresponds to the monetary restatement of the liability .

16.3. Civil and labor suits

Include several labor and civil claims. A reserve was posted as demonstrated previously, which is considered to be sufficient to cover the probable losses on these cases.

In relation to claims with a "possible" loss classification, the amount involved is R$44,220 for civil claims and R$34,823 for labor claims.

17. COMMERCIAL LEASING

TC and TCO have commercial leasing agreements. Expenses of R$191 (R$16,066 in 2004) were recorded up to June 2005.

18.  SHAREHOLDERS' EQUITY

a)  Capital

A General and Extraordinary Shareholders' Meeting held on April 1, 2005 approved a reverse split of the 1,582,563,526,803 nominative book-entry shares, without par value, comprising 552,896,931,154 common shares and 1,029,666,595,649 preferred shares, representing capital, in the proportion of 2,500 (two thousand five hundred) shares to 1 (one) share of the same class, and the capital now comprises 633,025,410 nominative book-entry shares, without par value, of which 221,158,772 are common shares and 411,866,638 are preferred shares.

The capital as of June 30 and March 31, 2005 comprises shares with no par value, as follows:

Thousands of shares

Common shares	221,159
Preferred shares	411,866
Total	633,025

On January 7, 2005 , the Company increased its capital by R$2,053,904 with the issue of 410,779,174 thousand new shares, comprising 143,513,067 thousand common shares and 267,266,108 thousand preferred shares.

b)  Dividends and interest on capital

The preferred shares do not have voting rights, except in the cases stipulated in articles 9 and 10 of the bylaws. They are, however, assured priority in the reimbursement of capital, without premium, the right to participate in the dividend to be distributed, corresponding to a minimum of 25% of net income for the year, calculated in accordance with article 202 of corporate law, with priority in receiving minimum noncumulative dividends equivalent to the largest of the following: (a) 6% (six percent) a year of the amount resulting from the division of paid-up capital by the total number of Company's shares; or (b) 3% (three percent) a year of the amount resulting from dividing shareholders' equity by the total number of Company's shares, and also the right to participate in the income distributed under equal conditions to the common shares, after the latter have been assured a dividend equal to the minimum priority dividend established for the preferred shares.

As from the General Shareholders' Meeting held on March 27, 2004 , the preferred shares are entitled to full voting rights, since the minimum dividends of the preferred shares were not paid during three consecutive years, in accordance with article 111, paragraph 1, of Law No. 6,404/76.

c)  Special goodwill reserve

This reserve represents the formation of a special goodwill reserve as a result of the Company's corporate restructuring, which will be capitalized in favor of the controlling shareholder at the time of effective realization of the tax benefit.

19. NET OPERATING REVENUE

	Consolidated
	06.30.05	06.30.04

Subscription charges	95,614	137,777
Use of network	1,977,737	1,766,685
Additional call charges	86,865	55,519
Interconnection	1,519,267	1,534,621
Data services	231,666	172,829
Additional services	56,962	92,781
Other services	30,377	42,690
Gross services revenue	3,998,488	3,802,902

State VAT (ICMS)	(635,783)	(564,823)
Taxes on revenue (PIS and COFINS)	(142,436)	(137,964)
ISS	(1,484)	(1,116)
Discounts granted	(119,675)	(82,384)
Net operating revenue from services	3,099,110	3,016,615

Gross revenue from sales of handsets and accessories	915,327	877,182

State VAT (ICMS)	(77,529)	(85,990)
Taxes on revenue (PIS and COFINS)	(61,688)	(58,045)
Discounts granted	(43,453)	(146,293)
Returned sales	(204,991)	(45,571)
Net operating revenue from sale of handsets and accessories	527,666	541,283

Total net operating revenue	3,626,776	3,557,898

No clients contributed with more than 10% of gross operating revenue in the six-month periods ended June 30, 2005 and June 30, 2004, except for Telecomunicações de São Paulo S.A. - TELESP, a fixed telephone operator in the State of São Paulo, which contributed with approximately 17% and 19% of the total gross revenue in the six-month periods ended June 30, 2005 and June 30, 2004, respectively, principally in relation to interconnection charges. The services provided by TELESP are charged under similar terms to those of third parties.

20.  COST OF PRODUCTS SOLD AND SERVICES RENDERED

	Consolidated
	06.30.05	06.30.04

Personnel	(31,461)	(29,078)
Materials	(3,166)	(3,590)
Outside services	(102,788)	(88,177)
Connections	(71,762)	(61,814)
Rent, insurance and condominium fees	(44,177)	(49,632)
Interconnection	(84,408)	(111,353)
Taxes and contributions	(166,134)	(91,390)
Depreciation and amortization	(369,408)	(361,289)
Other	(460)	(127)
Cost of services provided	(873,764)	(796,450)

Cost of products sold	(806,114)	(764,509)
Total	(1,679,878)	(1,560,959)

21.  SELLING EXPENSES

	Consolidated
	06.30.05	06.30.04

Personnel	(102,617)	(86,413)
Materials	(10,998)	(13,885)
Outside services	(556,901)	(420,924)
Advertising	(149,402)	(117,917)
Rent, insurance and condominium fees	(19,304)	(17,623)
Taxes and contributions	(923)	(686)
Depreciation and amortization	(91,943)	(60,173)
Allowance for doubtful accounts	(141,504)	(79,015)
Other	(56,920)	(16,889)
Total	(1,130,512)	(813,525)

22.  GENERAL AND ADMINISTRATIVE EXPENSES

	Company		Consolidated
	06.30.05	06.30.04	06.30.05	06.30.04

Personnel	(1,907)	(1,986)	(65,831)	(65,284)
Material	(2)	(10)	(4,921)	(2,777)
Outside services	(1,961)	(1,240)	(106,728)	(100,533)
Company advisory and consulting	-	-	(9,369)	(62,049)
Rent, insurance and condominium fees	(239)	(69)	(23,411)	(17,919)
Taxes and contributions	145	(310)	(2,736)	(9,566)
Depreciation and amortization	(45)	(47)	(66,854)	(55,829)
Other	(154)	(12)	(9,627)	(7,796)
Total	(4,163)	(3,674)	(289,477)	(321,753)

23.  OTHER OPERATING REVENUES (EXPENSES)

	Company		Consolidated
	06.30.05	06.30.04	06.30.05	06.30.04

Revenue:
Fines	-	-	28,834	34,186
Recovered expenses	515	-	13,122	8,247
Reversal of reserves	-	-	4,051	2,801
Shared infrastructure	-	-	15,712	4,876
Commercial incentives	-	-	60,700	10,322
Other	185	728	9,125	5,077
Total	700	728	131,544	65,509

Expenses:
FUST	-	-	(15,630)	(14,473)
FUNTTEL	-	-	(7,815)	(7,115)
ICMS on other expenses	-	-	(14,249)	(8,624)
PIS and COFINS on other expenses	(128)	(327)	(17,358)	(8,714)
Other taxes and contributions	(531)	-	(9,725)	(765)
Reserve for contingencies	(247)	(2,002)	(20,628)	(17,843)
Amortization of deferred charges	-	-	(19,531)	(20,885)
Amortization of goodwill	(176,247)	(91,858)	(181,242)	(96,850)
Other	(553)	-	(9,618)	(3,103)
Total	(177,706)	(94,187)	(295,796)	(178,372)

24.  FINANCIAL INCOME (EXPENSES)

	Company		Consolidated
	06.30.05	06.30.04	06.30.05	06.30.04

Financial income:
Income from financial transactions	22,152	57,462	133,362	138,673
Positive monetary/exchange variations	158,893	135,724	396,548	171,342
Net hedge operations	-	75,705	-	89,618
PIS and COFINS on financial income	1,660	(37,300)	1,511	(59,458)
Total	182,705	231,591	531,421	340,175

Financial expense:
Expense of financial transactions	(176,496)	(203,132)	(296,514)	(339,560)
Negative monetary/exchange variations	(605)	(369,583)	(36,089)	(501,182)
Net hedge operations	(288,619)	-	(663,646)	-
Total	(465,720)	(572,715)	(996,249)	(840,742)

25.  INCOME AND SOCIAL CONTRIBUTION TAXES

The Company and its subsidiaries estimate monthly the amounts for income and social contribution taxes, on the accrual basis, paying the taxes based on the monthly estimate. Deferred taxes are recognized on the temporary differences, as shown in Note 6. The composition of income and social contribution taxes expenses is given below:

	Consolidated
	06.30.05	06.30.04

Income tax	(161,727)	(114,182)
Social contribution tax	(58,253)	(41,602)
Deferred income tax	21,529	(19,136)
Deferred social contribution tax	7,741	(6,889)
Total	(190,710)	(181,809)

A reconciliation of the taxes on income disclosed, eliminating the effects of the goodwill tax benefit, and the amounts calculated at the combined official rates at 34% are shown below:
	Company		Consolidated
	06.30.05	06.30.04	06.30.05	06.30.04

Income (loss) before taxes	(376,350)	(102,576)	(96,534)	248,950
Tax credit (expense) at the official combined rate	127,959	34,875	32,822	(84,643)
Permanent additions:
Nondeductible expenses	(15)	(2)	(20,103)	(4,922)
Amortization of goodwill	-	(31,231)	(19,088)	(31,231)
Other additions	-	(1,737)	(63)	(4,908)
Permanent exclusions:
Equity pick-up	29,856	112,980	-	-
Other exclusions	-	-	12	-
Unrecognized tax loss and temporary differences	(157,800)	(114,885)	(184,290)	(56,105)
Tax expense	-	-	(190,710)	(181,809)

26.  FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONSOLIDATED)

a)  Risk considerations

TCP is the parent company of the operators TC, GT and TCO and their subsidiaries, which provide mobile telephone services, in accordance with the terms of the licenses granted by the Federal Government. The operators also exploit the business of purchasing and distributing handsets through their own channels and distributional network to stimulate their core business.

The major market risks to which TCP, TC, GT and TCO are exposed in conducting their business are:

•  Credit risk : derived from the possible difficulty in collecting amounts of telecommunications services provided to customers, and the sales of handsets by the distribution network, together with the risks related with investments and swap operations.

•  Interest rate risk : derived from the portion of the debt and liability positions in derivatives contracted at floating rates and involves the risk of financial expenses rising due to an unfavorable movement in interest rates (principally Libor, TJLP and CDI).

•  Exchange risk : the possibility of the Company incurring losses on account of fluctuations in exchange rates that increase the balances of foreign currency denominated loan and financing liabilities.

The Company and its subsidiaries take a positive attitude towards the management of the various risks to which they are subject, by means of a wide-ranging set of operational initiatives, procedures and policies that permit attenuation of the risks inherent to their operations.

Credit risk

The credit risk from providing telecommunications services is minimized by a strict control of the customer base and active management of default by means of clear policies related with selling postpaid sets. TC, GT and TCO and their subsidiaries have, respectively, 83%, 88% and 85% (83%, 88% and 84% as of March 31, 2005 , respectively) of their customer bases under the prepaid system, which requires prepaid loading and therefore does not represent any credit risk.

The credit risk on the sale of handsets is managed by means of a conservative credit policy, using modern management methods that involve applying credit scoring techniques, balance sheet analysis and consulting commercial databases, together with the automatic control of sales release integrated with the ERP software distribution module.

Interest rate risk

The Company is exposed to the risk of a rise in interest rates, especially the combination of interest rates associated with the cost of Interfinancial Deposit Certificates (CDI), due to the liability portion of the derivative operations (exchange hedge) and of loans contracted in Brazilian reais.

The Company is also exposed to fluctuations in the TJLP, as a result of the loans contracted from the BNDES. As of June 30, 2005 , the principal of these operations amounted to R$317,999 (R$342,479 as of March 31, 2005 ). The Company has not contracted derivative operations to hedge the TJLP risk.

Loans contracted in foreign currency are also exposed to the risk of a rise in the interest rates (Libor) associated with foreign loans. As of June 30, 2005 , these operations totaled US$138,454 thousand (US$146,807 thousand as of March 31, 2005 ).

Currency risk

TC, GT and TCO utilize derivative instruments to protect against currency risk on foreign currency-denominated loans. The instruments normally used are swap, options and forward contracts.

The following table summarizes the net exposure of the Company and its subsidiaries to the exchange rate factor as of June 30, 2005 .

	Stated in thousands of
	US$	€	¥

Loans and financing	(1,164,503)	-	(5,898,930)
Hedge instruments	1,197,437	14,612	5,898,930
Suppliers - technical assistance	(21,309)	(15,156)	-
Total	(11,625)	(544)	-

The UMBNDES is a monetary unit prepared by the BNDES, comprising a basket of foreign currencies, the U.S. dollar being the main reason why the Company and its subsidiaries take it into consideration in analyzing the risk coverage in relation to variations in the exchange risks.

b)  Derivative instruments

The Company and its subsidiaries record gains and losses on derivative contracts as net financial income or expenses.

Book and market values of loans and financing and derivative instruments are estimated as follows:

	Book value	Market value	Unrealized losses

Loans and financing	(4,879,530)	(4,972,910)	(93,380)
Derivative instruments	(406,942)	(445,156)	(38,214)
Other liabilities	(91,812)	(91,812)	-
Total	(5,378,284)	(5,509,878)	(131,594)

c)  Market value of financial instruments

The market value of the loans and financing, swap and forward contracts was established based on the discounted cash flow method, using available projections of interest rates.

The market values are calculated at a specific time based on information available and in-house valuation methodologies, and, therefore, the estimates indicated do not necessarily represent market realization values. The use of different assumptions could significantly affect the estimates.

27.  POST-RETIREMENT BENEFIT PLANS

TCP and its subsidiaries TC and TCO, together with the other companies of the former Telebrás system, sponsor private pension and health care plans for retired employees, managed by Fundação Sistel de Seguridade Social - SISTEL, as follows:

a)  PBS-A - defined-benefit multi-sponsor plan, for participants that were previously assisted and had such status on January 31, 2000 .

b)  PBS-Telesp Celular and PBS-TCO - defined-benefit retirement plans sponsored individually by the Companies.

c)  PAMA - multi-sponsor healthcare plan for retired employees and their dependents, on a shared cost basis.

The contributions to the PBS-Telesp Celular and PBS-TCO Plans are determined based on actuarial valuations prepared by independent actuaries, in accordance with the rules in force in Brazil . Cost is determined using the capitalization method and the contribution due by the sponsor is 13.5% of the payroll for the employees participating in the Plan, of which 12.0% is used to finance the PBS-Telesp Celular and PBS-TCO Plans and 1.5% for the PAMA plan. In the six-month period ended June 30, 2005 , the contributions to these Plans were R$2 (R$4 as of June 30, 2004 ).

d)  TCP Prev and TCO Prev Plans - these are individual defined contribution plans, introduced by SISTEL in August 2000. The Company's contributions to the TCP Prev and TCO Prev Plans are equal to those of the participants, varying between 1% and 8% of the participation salary, according to the percentage chosen by the participant. In the six-month period ended June 30, 2005 , the contributions to these Plans were R$3,562 (R$7,368 as of June 30, 2004 ).

28.  CORPORATE RESTRUCTURING

On January 14, 2000 , the corporate restructuring plan was concluded, in which the goodwill paid on the privatization process of the Company was transferred to TC.

The financial statements, maintained for the Companies' corporate and tax purposes, record specific accounts related with the goodwill and the related reserve, and the respective amortization, reversal and tax credit, the balances of which are as follows:

	Balances
	on date	Consolidated
	of merger	06.30.05	03.31.05
Balance sheet:
Merged goodwill	3,192,738	1,410,126	1,489,944
Merged reserve	(2,127,694)	(930,683)	(983,364)
Balance	1,065,044	479,443	506,580

	06.30.05	06.30.04
Statement of operations :
Amortization of goodwill	(159,637)	(159,637)
Reversal of reserve	105,360	105,360
Tax credit	54,277	54,277
Effect on net result	-	-

On May 13, 2004, the Boards of the Company and TCO approved a corporate restructuring for the purpose of transferring to TCO and its subsidiaries the goodwill paid by TCP in the acquisition of a controlling interest in TCO, which, on May 31, 2004, amounted to R$1,503,121.

Prior to the merger of goodwill by TCO a reserve has been constituted for maintaining the merger's shareholders' equity in the amount of R$992,060. Thus, net assets merged by TCO amounted to R$511,061, which, in essence, represent the tax benefit derived from the deductibility of the mentioned goodwill when merged by TCO and its subsidiaries.

The merged net assets will be amortized over approximately five years and the balancing item was a special goodwill reserve to be transferred to the capital account in favor of the Parent Company at the time of effective realization of the tax benefit. The remaining shareholders are assured the right to participate in these capital increases, in which case the funds raised will be paid to the Company.

As of June 30, 2004 the transfer of part of the net assets of TCO to its subsidiaries was approved, based on appraisal reports prepared by independent specialists, as described below:

Company	Goodwill	Merged reserve	Net amount

Telemat	248,558	(164,048)	84,510
Telegoiás	352,025	(232,336)	119,689
Telems	144,078	(95,092)	48,986
Teleron	68,775	(45,392)	23,383
Teleacre	29,353	(19,373)	9,980
Total spin-off	842,789	(556,241)	286,548

Balance TCO	660,332	(435,819)	224,513

Total	1,503,121	(992,060)	511,061

Concurrently with the transfer of a portion of the net assets to TCO subsidiaries, the proposal to merge the shares of TCO subsidiaries held by minority shareholders, who received TCO shares in a proportion established by a market evaluation appraisal prepared by independent experts, was approved. The transfer of the interests in TCO subsidiaries resulted in a increase of R$28,555 in the capital of TCO.

The accounting records of the Companies maintained for corporate and tax purposes have specific accounts related with the premium and provision merged and corresponding amortization, reversal and tax credit, the balances of which as of June 30 and March 31, 2005 are as follows:

	Consolidated
	06.30.05	03.31.05

Balance sheet:
Merged goodwill	1,177,444	1,252,600
Merged reserve	(777,113)	(826,715)
Balance (a)	400,331	425,885

	06.30.05	06.30.04
Statement of operations:
Amortization of goodwill	(150,312)	(57,321)
Reversal of reserve	99,206	37,832
Tax credit	51,106	19,489
Effect on result	-	-

As demonstrated, the goodwill amortization, net of the reversal of the reserve and corresponding tax credit, results in a null effect on income and, consequently, on the calculation base of the statutory minimum dividends. To ensure a better presentation of the Companies' financial and equity situation, the net value of R$400,331 as of June 30, 2005 (R$425,885 as of March 31, 2005 ), which essentially represents the balance of the tax credit merged, was classified in the balance sheet as deferred taxes (Note 6).

29.  RELATED-PARTY TRANSACTIONS

The principal transactions with unconsolidated related parties are:

a)  Use of network and long-distance (roaming) cellular communication: These transactions involve companies owned by the same controlling group : Telecomunicações de São Paulo S.A., Telerj Celular S.A., Telest Celular S.A., Telebahia Celular S.A., Telergipe Celular S.A. and Celular CRT S.A. Part of these transactions was established based on contracts signed by Telebrás with the concessionaire operators during the period prior to privatization, and the conditions were regulated by ANATEL. Services to attend to the customers of Telecomunicações Móveis Nacionais - TMN "roaming" in the Company's network are included .

b)  Technical assistance: Refers to the provision of corporate management advisory services by PT SGPS, calculated based on a percentage of the net services revenue, monetarily restated in accordance with the currency variation.

c)  Loans and financing: Represent loans between companies in the Portugal Telecom Group, in accordance with Note 14.

d)  Corporate services: These are passed on to the subsidiaries at the cost effectively incurred for these services.

e)  Call center services: Provided by Dedic to users of the telecommunications services of the subsidiaries TC and GT, contracted for 12 months, renewable for the same period.

f)  Systems development and maintenance services: Provided by PT Inovação.

We set forth below a summary of the balances and transactions with unconsolidated related parties:

	Consolidated
	06.30.05	03.31.05

Assets:
Trade accounts receivable, net	194,883	324,542
Receivable from Group companies	27,121	25,295

Liabilities:
Trade accounts payable	266,283	442,986
Loans and financing	302,195	336,789
Intercompany liabilities	9,287	6,861

	Company		Consolidated
	06.30.05	06.30.04	06.30.05	06.30.04

Statement of operations:
Revenues from telecommunications services	-	-	833,473	880,715
Cost of services provided	-	-	(112,075)	(101,953)
Selling expenses	-	-	(107,104)	(65,336)
General and administrative expenses	-	(2,149)	(21,519)	(76,941)
Financial income (expenses), net	-	(96,409)	18,911	(205,179)

30.  INSURANCE (CONSOLIDATED)

The Company and its subsidiaries have a policy of monitoring the risks inherent to their operations. Accordingly, as of June 30, 2005 , the Companies had insurance policies in effect to cover operating risks, third-party liability, health, etc. The management of the Company and its subsidiaries considers that the amounts are sufficient to cover possible losses. The principal assets, liabilities or interests covered by insurance are shown below:

Types	Amounts insured

Operating risks	R$940,160,000.00
General third-party liability - RCG	R$7,559,750.00
Automobile (fleet of executive vehicles)	Fipe Table and R$250,000.00 for DC/DM
Automobile (fleet of operational vehicles)	R$250,000.00 for DC/DM

31  AMERICAN DEPOSITARY RECEIPTS ("ADRs") PROGRAM

On November 16, 1998 , the Company began trading ADRs with the following characteristics on the New York Stock Exchange - NYSE:

•  Type of shares: preferred.

•  Each ADR represents 2,500 (two thousand five hundred) preferred shares.

•  Shares are traded as ADRs with the code "TCP", on the New York Stock Exchange - NYSE.

•  Foreign depositary bank: The Bank of New York.

32.  SUBSEQUENT EVENTS

The General Meeting of the Board of Directors of Telesp Celular Participações S.A. held on June 28, 2005 approved the proposal to increase the capital for capitalization of the tax benefits resulting from the corporate restructuring, amounting to R$242,595, with the issue of 29,298,932 common book-entry shares, without par value. Each share will be traded for R$8.28, assuring the right to preference established in article 171 of Law No. 6,404/76, and funds arising from any exercise of the preference rights should be credited to the controlling shareholder. The term for exercising the right to preference is from June 29 to July 28, 2005.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 11, 2005

TELESP CELULAR PARTICIPAÇÕES S.A.

By:	/S/ Arcadio Luis Martinez Garcia
Arcadio Luis Martinez Garcia Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.